March 18, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Derek Newman

Re:	Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)

Dear Mr. Newman:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on Post-Effective Amendment No. 137 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) on January 3, 2014 relating to the Guggenheim Risk Managed Real Estate Fund (the “Fund”), a new series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen T. Cohen and Kaitlin C. Bottock of Dechert LLP on February 18, 2014. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Comments Relating to the Prospectus

Comments Relating to Cover Page

1.	Comment: Given that the Investment Manager is planning to rely on the exclusion available under Commodity Futures Trading Commission (“CFTC”) Rule 4.5 with respect to the Fund, please consider whether the reference to the CFTC in the legend on the cover page is appropriate.

Response: The Registrant notes that, although the Investment Manager is not required to abide by the CFTC disclosure requirements with respect to the Fund, it is voluntarily doing so in order to avoid filing a corrected Fund prospectus with the SEC should the Investment Manager no longer claim the CFTC Rule 4.5 exclusion with respect to the Fund. In addition, the Registrant respectfully notes that, pursuant to Rule 481 under the Securities Act of 1933, it is permitted to include the legend on its cover page either in (i) one of the examples included in the Rule, or (ii) “otherwise clear and concise language.” The Registrant believes that it has incorporated the legend in Rule 481 in clear and concise language and that this disclosure is not misleading, but rather beneficial, to investors.

Comments Relating to the Fees and Expenses of the Fund

2.	Comment: To the extent that the Fund expects to incur dividend and interest expense relating to securities sold short, please adjust the line item for “Total Annual Fund Operating Expenses after Fee Waiver” in the “Fees and Expenses of the Fund” table accordingly.

Response: We have made the requested change.

3.	Comment: In the “Fees and Expenses of the Fund” table, please confirm that the contractual fee waiver/expense reimbursement arrangements will remain in place for at least one year from the date of the Prospectus.

Response: The Registrant confirms that the fee waiver/expense reimbursement arrangement disclosed in the “Fees and Expenses of the Fund” table will remain in place for at least one year from the date of the Prospectus.

4.	Comment: With regard to the first footnote to the “Fees and Expenses of the Fund” table (and other applicable disclosure in the Prospectus), please confirm that the repayment of any amounts previously waived and/or reimbursed is subject to the then-applicable fee waiver/expense reimbursement arrangements. For example, after giving effect to the repayment of amounts previously waived and/or reimbursed, the “Total Annual Fund Operating Expenses” should not exceed the waiver/reimbursement arrangement in effect at the time the waiver/reimbursement was made.

Response: We confirm that this is the case.

5.	Comment: Please revise the disclosure under the “Expense Example” table to add a reference to the contractual fee waiver/expense reimbursement arrangement.

Response: We have made the requested change.

Comments Relating to the Principal Investment Strategies of the Fund

6.	Comment: Considering that the Fund anticipates being exposed to risks relating to non-U.S. issuers (“Foreign Securities Risk”), please consider enhancing the Fund’s principal investment strategies disclosure relating to investments in non-U.S. issuers. In addition, please consider providing the range of the Fund’s assets that may be so invested.

Response: We have made certain changes relating to the Fund’s principal investment strategies to further disclose the Fund’s potential investments in non-U.S. issuers. With respect to disclosing an applicable range of the Fund’s assets that may be invested in non-U.S. issuers, the Registrant believes that the disclosure, as revised in response to this comment, adequately describes the Fund’s principal investment strategies because the Fund does not have a specific limit on the amount it may invest in foreign issuers.

Comments relating to Purchase and Sale of Fund Shares

7.	Comment: Please revise the disclosure relating to minimum account balances to clarify that Class A and Class C shares are not subject to a minimum account balance.

Response: We have made the requested change.

Comments relating to Buying Fund Shares

8.	Comment: If there is no minimum account balanced required for Class A and Class C shares, as indicated in the disclosure in response to Item 7 of Form N-1A, please clarify the disclosure in the “Low Balance Accounts” section that the Fund may impose an administrative fee of $15 per year, with respect to classes other than Institutional class shares, during periods where the account balance falls below the minimum requirements.

Response: We have made the requested change.

Comments relating to Determination of Net Asset Value

9.	Comment: Please consider adding disclosure briefly describing how the “independent pricing services” generally value debt securities (e.g., market prices, quotations from brokers, pricing matrix, or other fair value methods or techniques).

Response: The Registrant has reviewed its current disclosure and believes that it complies with Item 11 of Form N-1A. As a result, the Registrant has not made any change in response to this comment. The Registrant will consider making changes in response to this comment in a future filing.

Comments Relating to the SAI

Comments Relating to the Investment Methods and Risk Factors

10.	Comment: Considering that the Fund may in the future claim the exclusion under CFTC Rule 4.5, consider adding disclosure relating to the limitations on the Fund’s investments in covered instruments.

Response: The Registrant notes that the Investment Manager’s claiming of the exclusion under CFTC Rule 4.5 will not limit the Fund’s trading abilities with respect to covered instruments because: (i) the only context in which the Fund uses covered instruments is with respect to security options and (ii) security options neither are commodity interests nor count toward the trading tests under CFTC Rule 4.5. Accordingly, no change has been made to the disclosure.

Comments Relating to the Investment Restrictions

11.	Comment: In the “Investment Restrictions” sections, please remove references to borrowings that imply that the Fund is not required to maintain 300% asset coverage at all times.

Response: We have implemented the requested change.

Comments relating to Portfolio Managers

12.	Comment: With respect to the “Information Regarding Conflicts of Interest and Compensation of Portfolio Managers” sub-section, please confirm that the Investment Manager’s allocation policies and procedures have been shared with and approved by the Registrant’s Board of Trustees. In addition, if applicable, please consider enhancing the disclosure to describe the default methodologies with respect to such allocations (e.g., pro rata).

Response: The Registrant confirms that its Board of Trustees has approved such policies and procedures. We have made the requested change.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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